
SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH, D.C.
190
SECTION


07002863

SECURITIES AND EXCHANGE COMMISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	
Estimated average burden hours per response	. . . 12.00

SEC FILE NUMBER
8-65273

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BOOMERANG CAPITAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 B ROWAYTON AVE
(No. and Street)

ROWAYTON (City) CT (State) 08853-1405 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONOUGH McDONOUGH 203-855-1723
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FLAUM, GARY M CPA
(Name — if individual, state last, first, middle name)

1109 LAWRENCE RD (Address) N.BELLMORE (City) NY (State) 11710 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GARY M. FLAUM
CERTIFIED PUBLIC ACCOUNTANT
1109 LAWRENCE ROAD
NORTH BELLMORE, NEW YORK 11710

Independent Auditor's Report

To the Members of Boomerang Capital LLC:

I have audited the accompanying balance sheet of Boomerang Capital LLC (a Connecticut limited liability company) as of December 31, 2006, and the related statements of income and members' capital and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boomerang Capital LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Respectfully submitted,



Gary M. Flaum, CPA

February 18, 2007
North Bellmore, NY

TEL (516) 551-4289 • FAX (516) 221-7076 • Email: GMFCPA@optonline.net

BOOMERANG CAPITAL LLC
BALANCE SHEET
DECEMBER 31, 2006

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 309,904
Prepaid expenses	12,541
Total Current Assets	322,445
Property - at cost	
Office furnishings and equipment	100,561
Less: Accumulated Depreciation	97,452
Property - net	3,109
Other assets	
Security deposit (Note 2)	20,146
Assets	$ 345,700

LIABILITIES and MEMBERS' CAPITAL

Current Liabilities	
Accrued expenses	$ 22,314
Total liabilities	22,314
Members' Capital	323,386
Liabilities and Members' Capital	$ 345,700

See accountant's audit report and notes to financial statements

BOOMERANG CAPITAL LLC
STATEMENT OF INCOME AND MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenue		
Consulting fees		$13,759,238
Interest income		868
Total revenue		13,760,106
Expenses		
Salaries-office	803,103	
Employee benefits	79,712	
Payroll taxes	34,968	
Payroll service expense	4,382	
Rent	89,393	
Legal fees	31,356	
Professional fees	8,250	
Insurance	1,073	
Consultants	34,908	
Contributions	1,625	
Office	92,591	
Filing fees	11,235	
Printing and stationery	9,413	
Web-site expenses	1,804	
Telephone	24,249	
Travel & entertainment	238,315	
Auto	21,552	
Other taxes	2,005	
Depreciation	24,295	
Total expenses		1,514,229
Net income for the year		12,245,877
Members' Capital-Beginning of the year		95,236
Members' Capital Contributed during the year		-0-
Members' Capital Withdrawn during the year		-12,017,727
Members' Capital-End of year		$ 323,386

See accountant's audit report and notes to financial statements

BOOMERANG CAPITAL LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:		
Net income		$12,245,877
Adjustments to reconcile net cash provided by operating activities:		
Provision for depreciation		24,295
		12,270,172
Increase in prepaid expenses		- 12,541
Increase in security deposit		- 10,146
Increase in accrued expenses		3,884
Operating cash flow:		12,251,369
Cash flows from -used by investing activities:		
Additions to property and equipment	-15,576	
Investing cash flow:		- 15,576
Cash flows from financing activities		
Capital contributions	-0-	
Member withdrawals	-12,017,727	
Financing cash flow:		-12,017,727
Net increase in Cash and Cash equivalents		218,066
Cash and Cash equivalents, Beginning of year		91,838
Cash and Cash equivalents, End of year		$ 309,904
Cash paid during the year		
Income Taxes		-0-
Interest		-0-

See accountant's audit report and notes to financial statements

BOOMERANG CAPITAL LLC
AUDITED COMPUTATION OF NET CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2006

Members' Capital at December 31, 2006		$323,386
Less:Non-allowable assets:		
Property-net	3,109	
Security deposit	20,146	-23,255
Members' Net Capital at December 31, 2006		$300,131

BOOMERANG CAPITAL LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2006

Members' capital at January 1, 2006	$ 95,236
Net income the year ended December 31, 2006	12,245,877
Net Members capital withdrawals	-12,017,727
Net Members Capital Contributions	-0-
Members' capital at December 31, 2005	$ 323,386

See accountant's audit report and notes to financial statements

BOOMERANG CAPITAL LLC
RECONCILIATION OF AUDITED COMPUTATION OF NET CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2006

PARTNERS NET CAPITAL

AMOUNT REPORTED ON ORIGINAL 12/31/06 FOCUS REPORT	$ 343,517	
AMOUNT REPORTED ON AUDITED 12/31/06 REPORT	323,386	
DIFFERENCE		$20,131

BALANCE SHEET DIFFERENCES

ACCRUED EXPENSES ON AUDITED 12/31/06 REPORT	$ 22,314	
ACCRUED EXPENSES ON ORIGINAL 12/31/06 FOCUS REPORT	5,000	
DIFFERENCE		17,314
PREPAID EXPENSES ON AUDITED 12/31/06 REPORT	-12,541	
PREPAID EXPENSES ON ORIGINAL 12/31/06 FOCUS REPORT	-0-	-0-
DIFFERENCE		-12,541
FIXED ASSETS ON AUDITED 12/31/06 REPORT	3,109	
FIXED ASSETS ON ORIGINAL 12/31/06 FOCUS REPORT	18,467	
DIFFERENCE		15,358
RECONCILED DIFFENCE		$20,131

See accountant's audit report and notes to financial statements

GARY M. FLAUM
CERTIFIED PUBLIC ACCOUNTANT
1109 LAWRENCE ROAD
NORTH BELLMORE, NEW YORK 11710

Independent Auditor's Report on Compliance and Internal Control over Financial Reporting in Accordance with SEC Standards

To the Members of Boomerang Capital LLC;

Compliance

As part of obtaining reasonable assurance about whether Boomerang Capital LLC financial statements are free of material misstatement, I performed tests of it's compliance with certain provisions of laws and regulations, noncompliance with which could have a direct and material effect on the determination of financial statement amounts. The results of my tests disclosed no instances of noncompliance that are required to be reported under SEC Standards.

Internal Control Over Financial Reporting

In planning and performing my audit, I considered Boomerang Capital LLC's internal control over financial reporting in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control over financial reporting. My consideration of the internal control over financial reporting would not necessarily disclose all matters in the internal control over financial reporting that might be material weaknesses. A material weakness is a condition I which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. I noted no matters involving the internal control over financial reporting and it's operation that I consider to be material weaknesses. There are no prior year reportable conditions.

Respectfully submitted,



Gary M. Flaum, CPA

February 18, 2007
North Bellmore, New York

TEL (516) 551-4289 • FAX (516) 221-7076 • Email: GMFCPA@optonline.net

BOOMERANG CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

NOTE 1: ORGANIZATION

Boomerang Capital LLC, a Connecticut limited liability company (the Company) was formed on September 10, 2001. The Company is a hedge fund placement firm that provides the hedge fund manager with valuable marketing capabilities.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Institute considers all highly liquid debt instruments such as money market accounts to be cash equivalents.

Property and equipment

Property and equipment are stated at cost. They are being depreciated over their estimated useful lives using the straight-line method or Internal Revenue Code methods when applicable.

Basis of accounting

The accompanying financial statements are prepared using the accrual basis of accounting in accordance with generally accepted accounting principles. Revenues are recognized in the period in which they are earned. Expenses are recognized in the period in which they are incurred

Income taxes
No provision is made for income taxes as any income or loss that is includable in the income tax returns of the members. Accordingly, there is no liability for income taxes in the accompanying financial statements. A franchise fee, based on revenue, is paid to the State of Connecticut.

BOOMERANG CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

NOTE 2: LEASE COMMITMENTS

The Company leases office facilities for a term of five years beginning August 1, 2006 and ending August 1, 2011. Monthly rents are $10,073 and future minimum lease payments are as follows:

Lease term	Annual rent
1/1/07-12/31/07	$ 120,876.
1/1/08-12/31/08	120,876.
1/1/09-12/31/09	120,876.
1/1/10-12/31/10	120,876.
1/1/11- 7/31/11	70,511.
Total	554,015.

The value of the security deposit with the landlord at December 31, 2006 is $20,146.

END